Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

Computation of Basic and Diluted Earnings Per Share

(In thousands, except per share data)

	Three Months Ended March 31,
	2004	2003

Net income	$558	$296

Weighted average shares outstanding for calculating basic earnings per share	6,305,152	6,177,212

Options	305,764	164,724

Total shares for calculating diluted earnings per share	6,610,916	6,341,936

Basic earnings per share	$0.09	$0.05

Diluted earnings per share	$0.08	$0.05